Exhibit 99.1

FSD Pharma Announces Changes to the Board of Directors

TORONTO--(BUSINESS WIRE)--November 28, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, is pleased to announce the appointments of Dr. Lakshmi P. Kotra and Mr. Joseph L. Romano to its Board of Directors, effective November 25, 2022. Effective at the same time was the resignation of Fernando Cugliari from the Board of Directors.

Dr. Lakshmi Kotra received his Ph.D. in Pharmacy (Medicinal Chemistry) from the University of Georgia under Prof. David Chu’s supervision, and completed postdoctoral training at Wayne State University under Prof. Shahriar Mobashery’s supervision. He joined the Faculty of Pharmacy, University of Toronto in 2000, and University Health Network in 2006, where he led a research group and drug discovery program with multiple portfolios. An academic entrepreneur, Dr. Kotra has contributed to a number of important drug discovery and development projects, including metabolic disorders, neurodegenerative and immunological disorders, anti-HIV drugs, antibacterials, and antimalarials. He has authored/co-authored over 130 publications and delivered over 140 scientific talks internationally. Dr. Kotra is the recipient of several awards for his accomplishments, including the Julia Levy Award in 2021 from the Society of Chemical Industry (SCI) Canada in recognition of his substantial contribution to the successful commercialization of innovation in Canada in the field of biomedical science and engineering. In addition to Lucid Psycheceuticals Inc. (“Lucid”), he co-founded WinSanTor Biosciences, a San Diego, CA-based company developing treatments for peripheral neuropathies, and CannScience Innovations focused on medical cannabis and cannabinoids. Dr. Kotra transcends early and clinical development incorporating commercial and regulatory vision for efficient drug development and commercialization with solid leadership. Dr. Kotra has been serving the Company as Chief Executive Officer of its wholly owned subsidiary, Lucid, upon completion of the Company’s acquisition of Lucid in September 2021.

Mr. Romano is the founding member of Romano Law Firm. He has dedicated his law career to helping victims of serious personal injury and motor vehicle accidents. A graduate of Osgoode Hall Law School, Mr. Romano has appeared at all levels of court in Ontario, Canada with success.

“On behalf of FSD, I would like to thank Mr. Cugliari for his contributions to the Board. We wish him all the best in his future endeavours. We also welcome Dr. Kotra and Mr. Romano to the Board of Directors. Their combined wealth of knowledge and experience we believe will be valuable,” said Anthony Durkacz, Founder, Interim CEO & Executive Co-Chairman of the Company.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psycheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include statements relating to the future of FSD Pharma Inc. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com